EXHIBIT 12.2
United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended March 31,
	2015	2014
Earnings:
Income/(loss) from continuing operations	$12,117	$6,411
Add from continuing operations:
Interest on indebtedness (1)	10,771	10,014
Portion of rents representative of the interest factor	471	431
Amortization of capitalized interest	181	181
Total earnings	$23,540	$17,037
Fixed charges from continuing operations:
Interest on indebtedness (1)	$10,771	$10,014
Interest capitalized	22	1,024
Portion of rents representative of the interest factor	471	431
Fixed charges	$11,264	$11,469

Ratio of earnings to fixed charges	2.1	1.5

(1)
Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.